VIA FAX: (202) 772-9220

February 4, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C.

USA  20549-7010

Attention:

Karl Hiller,
Branch Chief, Division of Corporation Finance

Re:

Wealth Minerals Ltd. (the “Company”)

Form 20-F for Year Ended November 30, 2006

Filed June 18, 2007

File No. 000-29986

SEC Comment Letter dated January 31, 2008

Dear Sirs:

Thank you for your letter of January 31, 2008, and your comments concerning the Company’s 20F for the fiscal year ended November 30, 2006 (the “2006 20F”) and the Company’s response letter dated December 31, 2007.  In the following paragraphs, we take this opportunity to respond to those comments.

Financial Statements

We enclose a clean version of the affected pages of the Company’s Consolidated Financial Statements for the year ended November 30, 2006 which contains proposed amendments to address certain of the items raised in your letter, as discussed below.

Note 19 – United States Generally Accepted Accounting Principles

1.

We respond as follows:

(a)

Please refer to the revised section of Note 19 wherein the consolidated statements of cash flows prepared in accordance with Canadian GAAP is reconciled to US GAAP. This reconciliation now includes an additional line item under operating activities and investing activities whereby cash expenditures that are mineral property acquisition costs are reported as investing cash flows for both 2006 and 2005.

(b)

Please also refer to the revised mineral property table included in Note 7 which now articulates cash and non-cash expenditures for both acquisition and exploration costs.

(c)

Also included is a revised Note 14 wherein the supplemental disclosure with respect to the consolidated statements of cash flows now includes separate disclosure of non-cash exploration costs.

Closing Comments

We trust that the above information adequately responds to the comments in your January 31, 2008 letter.  Nonetheless, should you have any further questions or additional comments, or require any further information, please do not hesitate to contact the undersigned with respect to the matters involving the financial statements or financial disclosure, or Mr. Larry Talbot, Vice-President & General Counsel with respect to any other disclosure matters.

Yours truly,

WEALTH MINERALS LTD.

Per: (signed) Michael W. Kinley

Michael W. Kinley,

Chief Financial Officer

MWK

Encls.

Suite 1901 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com